

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

<u>Via E-mail</u>
Mr. David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station, Route 141 & Henry Clay Road
Building E336, Wilmington, DE   19880

     Re: Incyte Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 22, 2012
               File No. 001-12400

Dear Mr. Hastings:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Gus Rodriguez

               Gus Rodriguez
               Accounting Branch Chief